Institutional Presentation

With 101 years of history, we are the largest bank in Latin America* Market Value¹ USD 96 bn Total Assets² BRL 3,200 bn Loan Portfolio² BRL 1,482.7 bn Recurring ROE³ 24.8% Efficiency Ratio in Brazil5 36.2% Employees in Brazil and overseas² 91.5 k We are the only bank in Latin America making up the Dow Jones Sustainability Index since it was launched We are the most valuable brand4 in South America Recurring Managerial Result BRL12.3 bn in 1Q26 94.6% Brazil | 5.4% Latin America³ USD 9.9 bn (1) Market value in April 30, 2026. Source: Bloomberg; (2) On March 31,2026; (3) In the 1st quarter of 2026; (4) Brand Finance – Global 500 2026; (5) Last 12 months ending in March, 2026. Note: Loan Portfolio considers financial guarantees provided and private securities *In market cap on April 30,2026. We are obstinate to delight clients, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth We are a universal bank present in 18 countries with retail operations in Latin America 2

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# Our ability to adapt, innovate and change has enabled us to get where we are now

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**1924**
Casa Moreira Salles (Unibanco) opens the banking division in 1924 and Banco Central de Crédito (Itaú) opens in 1943

**1960**
First credit and debit cards

**1970**
One of the four top data processing centers in Brazil is set up

Itautec
1979 Itautec is created

**1980**
Banking automation begins

Technical Operations Center (CTO) is set up

1983
First ATM in Brazil

**1990**
First Internet providers

**2000**
First bank with no physical branches in Brazil, the Banco1.net

Mobile Banking in Brasil

New Brazilian Payment System is set up

**2002**
itaú BBA
Acquisition of BBA gives rise to the largest investment bank in Brazil

**2007**
First iPhone is launched

**2008**
Itaú UNIBANCO
Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

**2012**
Itaú announces a BRL11.1B investment in technology, innovation and client service

**2014**
Fintechs start to gain momentum

**2019**
ZUP
Acquisition of ZUP speeds up digital transformation

**2020**
Change in regulation (PIX and Open Finance)

Beyond banking is launched
(iPhone pra Sempre)

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

íon Itaú

**2022**
Itaú Shop is launched

Corporate development
- Ideal
- TOTVS

**2023**
New Brand launching Made of Future

Latest initiatives in the corporate development
- Orbia
- Avenue

**2024**
itaú 100
Itaú 100 years

One Itaú
Single login | 2 apps
SuperApp + Íon

**2025**
Itaú Emps

Launching of the New Ad Campaign "Feito"

ICTi (Itaú Science and Technology Institute)

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We put
the client
first.

# We offer a complete ecosystem...

## Individuals

| itaú | itaú Uniclass | itaú Personnalitē | itaú Private Bank |
|---|---|---|---|
| Income up to BRL7 k | Income from BRL7 k to BRL15 k | Income over BRL15 k or BRL250 k in investments | Over BRL10 million in investments |

## Corporate

| itaú Emps | itaú Empresas | itaú BBA |
|---|---|---|
| Microentrepreneurs | Very small and small companies | Middle and large companies |

Integrated systems enable the best and most **complete experience** allowing our customers **full access to our solutions** in a simple and tempestive manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

Note: Itaú BBA also serves the Agro, Infrastructure and Energy, Tech, Real Estate, Multinational and Financial Institutions sectors. The values mentioned above for individuals refer to monthly income.

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6 Acquiring (Laranjinha) Digital wallets, contactless payment and more than 50 brands. Loans 100% online through the app or at the branches. Mortgage Exclusive service and support throughout the process. And many more solutions for our customers! ... with the most complete portfolio of financial products and services Payments Payments and Receivables done fast and safe. A gente trabalha para o cliente Auto Loans Vehicle financing 100% online. Insurance Complete portfolio through own and third-party products (open platform), with physical or digital service. Pension Plans / Premium Bonds No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually. Asset Management Investment advisory and app connected to news, wallets, clients’ checking account and the support of the advisory team ((Ion). Investment Banking Specialized team dedicated to provide advisory in the capital markets. Derivatives We have the right solution for any scenario. Cash Management Complete cash management solution for institutional clients. Currency Exchange Complete platform to support clients’ travel needs, international payments and cash management. Payroll Loans Payment in fixed monthly installments, deducted directly from the paycheck. Credit Cards We have a card for each client profile. Bank Account Access to several services and benefits for Itaú customers. Fund Administration Complete portfolio through own and third-party products (open platform).

We serve clients how, when and where they want to be served 2.4 k Branches In-Person 12.9 k ATMs3 In Brazil and in our Other Latin American¹ operations WhatsApp E-mail Telephone Chat Click to human Bankline Mobile banking 100% of the features in the App Our footprint is constantly optimized by our clients’ behavior and needs Digital Interactions² in 1Q26 Corporate Remote Our clients choose how they want to be served... Individuals 97% (1) Chile, Colombia, Paraguay and Uruguay. (2) It considers total financing contracts, transfers and payments made in all channels, except for cash. (3) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs. 100% 7

Our commitment: to serve our clients where, when and how they want to be served The client is the focus of everything we do Access to the same type of service, independently of the channel Our team is obstinate in delighting clients... Robust innovation ecosystem based on clients needs ... and always pursue sustainable growth Broad coverage in measuring business NPS, as well as the experience of our products and services Structured feedback process focused on the evolution of our products and services Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions ... that's why it's so important to listen to our clients Visits that connect leadership and frontliners in the whole country on a remote basis (1) Last 12 months. +70k¹ calls +1,000¹ Meetings between branch teams to improve the client experience +60k¹ Leaders calling to hear direct feedback from clients to understand their needs and potential improvement opportunities Products and Services The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service 8

We don't have
all the
answers.

# Technology enables the best possible service to our customers


Method
Quality
Speed
Design
experience as a discipline embedded in teams' day-to-day activities
Technology
modernization with a focus on fast problem resolution
Clients
Products
methodologies to develop products that customers love
Data & AI
fully integrated into our working and development methodology
Hyper personalization
Artificial Intelligence
Efficiency

## Conversational generative AI solutions focused on clients

**Itaú Intelligence**
(Pix on WhatsApp, Wealth Specialist and Itaú Emps)

## AI-driven strategy that enhances efficiency and creates hyper-personalized journeys at scale

**88%** (1Q26 x 1Q25) increase in the volume of generative AI initiatives in use at Itaú

\+

**35%** (1Q26 x 1Q25) increase in the volume of traditional machine learning models

## Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

**Quality**
**98%** (1Q26 x 1Q18) reduction in UX high-impact incidents

\+

**Speed**
**2,813%** (1Q26 x 1Q18) increase in the volume of change deployments and technology updates

\+

**Cost**
**44%** (1Q26 x 1Q18) reduction in the cost of single transactions

Open innovation ecosystem for continuous evolution

Instituto de Ciência e Tecnologia Itaú

CUBO

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10 Continuous investment in technology 1Q26 vs 2018 Process review, simplification and optimization, task automation, and data and analytics usage Ongoing activities and processes reviews to seek efficiency gains Strengthening culture We create value in a consistent way + 3x - 31% Solution development investments Infrastructure costs We are organized into multidisciplinary teams in the model of communities/tribes The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others Team-work to understand our clients' needs and to offer what they need when they need them Digital and cultural transformation generates efficiency gains and competitiveness > 20k Employees > 2.9k Squads 38.5 38.4 38.5 38.4 38.0 38.036.8 36.6 36.7 36.5 36.3 36.2 39.6 37.0 38.0 38.8 38.3 37.1 37.4 35.1 36.3 37.1 36.4 34.9 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%)

11 Our ESG strategy has evolved Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action: Diversity and development Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country. Sustainable finance Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients’ engagement, with a focus on opportunities for a sustainable economy. Climate transition Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation. Governance and Conduct Our performance is underpinned by a solid foundation of management and business practices. We maintain a focus on material issues, ensuring transparency and accountability to the market and stakeholders.

12 Diversity and development Women 53.6% of employees by the end of 2025 Black 30.4% of employees by the end of 2025 Leadership positions Goal: 35% to 40% Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% Notes: The indicators are included in our ESG 2025 Report and refer to December 2025. Considers only employees in Brazil. Information on employees from international units is available in each unit's reports. ¹Does not include apprentices and interns. ²Includes operations of Itaú Unibanco SA. ³Based on self-declaration in the Diversity Census. ESG strategic goals 36.1% In 2025 51.1% In 2025 29.5% In 2025 38.5% In 2025 5% people with disabilities² 10% LGBTI+³ Gender Race Age 31.4% Under 30 years old 62.3% Between 30 and 50 years old 6.3% Over 50 years old Retention 51.1% more than 5 years (8 years average) Workforce diversity profile

13 A diverse team is essential… Engage 100% of suppliers in ESG 1 List composed of 100 suppliers selected based on social, environmental, climate and governance risk criteria, in addition to the volume and relevance of contracts and the direct impact on the business. 2 Companies in which women hold more than 50% ownership of the share capital. By 2030, ensure the implementation of a Diversity and Inclusion census in the operations of 100% of audited suppliers. 47% achieved By 2026, to have the ESG questionnaire answered by 100% of our suppliers. 73% achieved By 2030, have 80% of our suppliers conducting emissions inventories of their operations. 56% achieved By 2030, conduct audits of 100% of our sensitive suppliers¹ for ESG criteria. 98% achieved By 2030, allocate BRL 34.7 billions in credit for women-led businesses² BRL 23 billions by the end of 2025 (+9.3% vs 2024) By 2030, allocate BRL 15.0 billions in microcredit operations BRL 2.8 billions by the end of 2025 (19% achieved) By 2030, allocate BRL 67.1 billions in credit for Micro and Small businesses BRL 44.7 millions by the end of 2025 (67% achieved) ESG strategic goals

14 ¹ Scope 2 - By purchase choice.² Except for financed emissions and commuting (categories 15 and 7). Steel: 23% Aluminum 19% Coal: Phase-out Transportation: 44% Cement: 23% Electricity Generation: 63% Sectoral decarbonization goals Priority carbon-intensive sectors for aligning our portfolio with scenarios that limit climate change to 1.5°C. Reduce by 2030: Agriculture: 36% corn, 25% soy e 12% livestock Commitment Net Zero by 2050 We want to become a bank with net-zero carbon emissions By 2030, reduce 50% Our Scope 1 and 2¹ operational emissions 11.2% reduction 16,634 tCO2e (Baseline 2023: 18.738 tCO2e) By 2030, reduce 50% Our Scope 3² operational emissions Strategic Objectives 7.8% reduction 35,288 tCO2e (Baseline 2023: 38.263 tCO2e) …to better understand and serve our clients

15 The sustainability of our performance is reinforced by our commitments to positive impact... ESG strategic goals Financing in sectors with a positive impact of BRL 1 trillion by the end of 2030 Directed for credit operations and financing for the sustainable economy from 2020¹. 1 (1) As of Jan/2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered. We allocated BRL 577.6 bn of resources to sustainable finance between jan/20 e feb/26 56.5% 44.6% 33.3% 57.7% dec/23 dec/24 dec/25 feb/26

16 ... and by the focus in sustainable value creation Average Cost of CapitalROE Recurring Managerial Result Value Creation Cost of Capital BRL billion 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1Q25 1Q26 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1Q25 1Q26 Increase of 26% in value creation 1Q26 x 1Q25

17 1Q26 BRL 31.5 bn Clients NII 0.7% 1Q26 vs. 4Q25 (BRL billion) 4.5% 1Q26 vs. 1Q25 We have been presenting higher revenue with a cost discipline... 20.0 24.0 26.5 30.2 1Q22 1Q23 1Q24 1Q25 1Q26 BRL 14.0 bn Commissions and insurance 5.7% 1Q26 vs. 4Q25 (BRL billion) 5.3% 1Q26 vs. 1Q25 1Q26 BRL 16.2 bn Non-interest expenses 5.0% 1Q26 vs. 4Q25 (BRL billion) 4.8% 1Q26 vs. 1Q25 1Q26 BRL 12.3 bn Recurring managerial result 0.3% 1Q26 vs. 4Q25 (BRL billion) 10.4% 1Q26 vs. 1Q25 1Q26 BRL 0.8 bn Market NII 37.4% 1Q26 vs. 4Q25 (BRL billion) 11.2% 1Q26 vs. 1Q25 1Q26 BRL 10.0 bn Cost of Credit 2.5% 1Q26 vs. 4Q25 (BRL billion) 4.5% 1Q26 vs. 1Q25 1.0 0.6 1.1 0.9 1Q22 1Q23 1Q24 1Q25 7.0 9.1 9.4 9.5 1Q22 1Q23 1Q24 1Q25 11.6 12.4 12.7 13.3 1Q22 1Q23 1Q24 1Q25 12.8 13.8 14.0 15.5 1Q22 1Q23 1Q24 1Q25 7.4 8.4 9.8 11.1 1Q22 1Q23 1Q24 1Q25 Note: The 2025 onwards results consider the application of Resolution 4,966. Figures up to 2023 do not reflect the reclassifications disclosed in 4Q25.

We are
driven by
results.

# ...without overlooking risk management

## Credit Portfolio[1]

**Mar-26: BRL 1,483 bn**

- 0.5 % Mar-26 vs. Dec-25
- 7.2 % Mar-26 vs Mar-25

(BRL billion)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 1,032 | 1,153 | 1,222 | 1,383 |

## 90 days NPL including securities

**Mar-26[2]: 1.9%**

- 0.0 p.p. Mar-26 vs. Dec-25
- 0.0 p.p. Mar-26 vs Mar-25

(%)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 2.6 | 2.9 | 2.7 | 1.9 |

## Tier I capital ratio

**Mar-26: 13.4%**

- 0.4 p.p. Mar-26 vs. Dec-25
- 0.7 p.p. Mar-26 vs Mar-25

(%)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 12.5 | 13.5 | 14.5 | 14.1 |

## Funding[3]

**Mar-26: BRL 1,667bn**

- 2.0 % Mar-26 vs. Dec-25
- 10.5 % Mar-26 vs Mar-25

(BRL billion)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 1,111 | 1,301 | 1,395 | 1,509 |

## LCR[4]

**Mar-26: 195.1%**

- 19.9 p.p. Mar-26 vs. Dec-25
- 1.3 p.p. Mar-26 vs Mar-25

(%)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 150 | 162 | 194 | 196 |

## NSFR[5]

**Mar-26: 122.0%**

- 2.8 p.p. Mar-26 vs. Dec-25
- 0.3 p.p. Mar-26 vs Mar-25

(%)

| Mar-22 | Mar-23 | Mar-24 | Mar-25 |
|---|---|---|---|
| 120 | 129 | 126 | 122 |

(1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 1Q26"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

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19 One Itaú - one of the main levers in the short term to intensify relationships with our clients Individuals - More engagement and focus on being the clients’ primary bank Insurance More than 20 products and services offered at our open platform and more than 15 partners Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products Continue growing with leadership in the large corporate business in both credit and capital market solutions CorporateItaú Shop Exploring possible growth paths in different businesses Corporate development – guarantee the most complete portfolio of products and services Beyond banking - Solutions platform that goes beyond the banking needs of our clients Corporate - Strength of client relationship Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer (Itaú Emps)

2026 Guidance 20 2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between BRL 38.5 bn and BRL 43.5 bn Between BRL 2.5 bn and BRL 5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims.

21 (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/ Investor Relations